UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. )*

                        Astrum International Corp.
                             (Name of Issuer)

                  Common Stock, par value $.01 per share
                      (Title of Class of Securities)

                                04648T 10 6
                              (CUSIP Number)

                            Marc Weitzen, Esq.
               Gordon Altman Butowsky Weitzen Shalov & Wein
114 West 47th Street,    New York, New York 10036
                              (212) 626-0800

       (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                              August 10,1994
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement. /X/ (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D

CUSIP No. 04648T106                                     Page __ of __ Pages


1    NAME OF REPORTING PERSON
          Testudo Corp.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) /X/
                                                                     (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          WC; 00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          New York


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               99,665

     8    SHARED VOTING POWER
               -0-

     9    SOLE DISPOSITIVE POWER
               99,665

     10   SHARED DISPOSITIVE POWER
               -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               99,665

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
                                                                      //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               Approximately 0.6%

14   TYPE OF REPORTING PERSON*
               CO

                               SCHEDULE 13D

CUSIP No. 04648T106                                     Page __ of __ Pages


1    NAME OF REPORTING PERSON
          Tortoise Corp.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) /X/
                                                                     (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          WC; 00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          New York


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               1,848,118

     8    SHARED VOTING POWER
               -0-

     9    SOLE DISPOSITIVE POWER
               1,848,118

     10   SHARED DISPOSITIVE POWER
               -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,848,118

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
                                                                      //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               Approximately 12.0%

14   TYPE OF REPORTING PERSON*
               CO

                               SCHEDULE 13D

CUSIP No. 04648T106                                     Page __ of __ Pages


1    NAME OF REPORTING PERSON
          Chelonian Corp.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) /X/
                                                                     (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          WC; 00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          New York


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               1,253,327

     8    SHARED VOTING POWER
               1,947,783

     9    SOLE DISPOSITIVE POWER
               1,253,327

     10   SHARED DISPOSITIVE POWER
               1,947,783

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               3,201,110

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
                                                                      //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               Approximately 20.7%

14   TYPE OF REPORTING PERSON*
               CO

                               SCHEDULE 13D

CUSIP No. 04648T106                                     Page __ of __ Pages


1    NAME OF REPORTING PERSON
          Unicorn Associates Corporation

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) /X/
                                                                     (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          New York


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7    SOLE VOTING POWER
               -0-

     8    SHARED VOTING POWER
               3,201,110

     9    SOLE DISPOSITIVE POWER
               -0-

     10   SHARED DISPOSITIVE POWER
               3,201,110

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               3,201,110

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
                                                                      //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               Approximately 20.7%

14   TYPE OF REPORTING PERSON*
               CO

                               SCHEDULE 13D

CUSIP No. 04648T106                                     Page __ of __ Pages


1    NAME OF REPORTING PERSON
          ACF Industries, Incorporated

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) /X/
                                                                     (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          New Jersey


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7    SOLE VOTING POWER
               -0-

     8    SHARED VOTING POWER
               3,201,110

     9    SOLE DISPOSITIVE POWER
               -0-

     10   SHARED DISPOSITIVE POWER
               3,201,110

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               3,201,110

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
                                                                      //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               Approximately 20.7%

14   TYPE OF REPORTING PERSON*
               CO

                               SCHEDULE 13D

CUSIP No. 04648T106                                     Page __ of __ Pages


1    NAME OF REPORTING PERSON
          ACF Industries Holding Corp.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) /X/
                                                                     (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7    SOLE VOTING POWER
               -0-

     8    SHARED VOTING POWER
               3,201,110

     9    SOLE DISPOSITIVE POWER
               -0-

     10   SHARED DISPOSITIVE POWER
               3,201,110

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               3,201,110

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
                                                                      //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               Approximately 20.7%

14   TYPE OF REPORTING PERSON*
               CO

                               SCHEDULE 13D

CUSIP No. 04648T106                                     Page __ of __ Pages


1    NAME OF REPORTING PERSON
          Highcrest Investors Corp.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) /X/
                                                                     (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7    SOLE VOTING POWER
               -0-

     8    SHARED VOTING POWER
               3,201,110

     9    SOLE DISPOSITIVE POWER
               -0-

     10   SHARED DISPOSITIVE POWER
               3,201,110

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               3,201,110

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
                                                                      //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               Approximately 20.7%

14   TYPE OF REPORTING PERSON*
               CO

                               SCHEDULE 13D

CUSIP No. 04648T106                                     Page __ of __ Pages


1    NAME OF REPORTING PERSON
          Icahn Holding Corporation

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) /X/
                                                                     (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7    SOLE VOTING POWER
               -0-

     8    SHARED VOTING POWER
               3,201,110

     9    SOLE DISPOSITIVE POWER
               -0-

     10   SHARED DISPOSITIVE POWER
               3,201,110

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               3,201,110

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
                                                                      //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               Approximately 20.7%

14   TYPE OF REPORTING PERSON*
               CO

                               SCHEDULE 13D

CUSIP No. 04648T106                                     Page __ of __ Pages


1    NAME OF REPORTING PERSON
          Riverdale Investors Corp., Inc.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) /X/
                                                                     (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7    SOLE VOTING POWER
               250,693

     8    SHARED VOTING POWER
               -0-

     9    SOLE DISPOSITIVE POWER
               250,693

     10   SHARED DISPOSITIVE POWER
               -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               250,693

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
                                                                      //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               Approximately 1.6%

14   TYPE OF REPORTING PERSON*
               CO

                               SCHEDULE 13D

CUSIP No. 04648T106                                     Page __ of __ Pages


1    NAME OF REPORTING PERSON
          Mark H. Rachesky

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) /X/
                                                                     (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7    SOLE VOTING POWER
               75,000

     8    SHARED VOTING POWER
               -0-

     9    SOLE DISPOSITIVE POWER
               75,000

     10   SHARED DISPOSITIVE POWER
               -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               75,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
                                                                      //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               Approximately 0.5%

14   TYPE OF REPORTING PERSON*
               IN

                               SCHEDULE 13D

CUSIP No. 04648T106                                     Page __ of __ Pages


1    NAME OF REPORTING PERSON
          Carl C. Icahn

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) /X/
                                                                     (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7    SOLE VOTING POWER
               -0-

     8    SHARED VOTING POWER
               3,451,803

     9    SOLE DISPOSITIVE POWER
               -0-

     10   SHARED DISPOSITIVE POWER
               3,451,803

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               3,451,803

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
                                                                      //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               Approximately 22.3%

14   TYPE OF REPORTING PERSON*
               IN

                               SCHEDULE 13D

Item 1.   SECURITY AND ISSUER

          This statement relates to the common stock, par value $.01 per share ("Shares"), of Astrum Internatiuonal Corp. (the "Issuer"). The address of the principal executive offices of the Issuer is 40301 Fisher Island Drive, Fisher Island, Florida 33109.

Item 2.   IDENTITY AND BACKGROUND

          The persons filing this statement are Testudo Corp., a New York corporation ("Testudo"), Tortoise Corp., a New York corporation ("Tortoise"), Chelonian Corp., a New York corporation ("Chelonian"), Unicorn Associates Corporation, a New York corporation ("Unicorn"), ACF Industries, Incorporated, a New Jersey corporation ("ACF"), ACF Industries Holding Corp., a Delaware corporation ("Holding"), Highcrest Investors Corp., a Delaware corporation ("Highcrest"), Icahn Holding Corporation, a Delaware corporation ("IHC"), Riverdale Investors Corp., Inc., a Delaware corporation ("Riverdale"), Carl C. Icahn, a citizen of the United States of America and Mark H. Rachesky, a citizen of the United States of America (collectively, the "Registrants"). The principal business address and the address of the principal office of the Registrants is 100 South Bedford Road, Mount Kisco, New York 10549, with the exception of ACF, whose principal business address and the address of its principal office is 3301 Rider Trail South, Earth City, Missouri 63045.

          Testudo and Tortoise are wholly-owned subsidiaries of Chelonian. Chelonian is a wholly-owned subsidiary of Unicorn. Unicorn is a wholly-owned subsidiary of ACF. ACF is a wholly-owned subsidiary of Holding.
Holding is a wholly-owned subsidiary of Highcrest. Highcrest is approximately 99.5% owned by IHC. Mr. Icahn is the sole stockholder of IHC. Mr. Icahn is also the sole stockholder of Riverdale.

          Registrants may be deemed to be a "group" within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended (the "Act").

          Tortoise, Chelonian and Unicorn are primarily engaged in the business of investing in securities. ACF is primarily engaged in the leasing, sale and manufacture of railroad freight and tank cars. Holding, Highcrest and IHC are primarily engaged in holding, either directly or through subsidiaries, a majority of the common stock of ACF. IHC also holds all of the stock of Icahn & Co., Inc. ("Icahn & Co."), a registered broker-dealer. From time to time, IHC invests directly and indirectly in securities. Riverdale is primarily engaged in the business of owning real estate. Mr. Icahn's present principal occupation is acting as Chairman of the Board of Directors of ACF. Mr. Rachesky's present principal employment is with IHC, where Mr. Rachesky engages in finance and investment activities.

          The name, present principal occupation or employment and business address of each director and executive officer of Testudo, Tortoise, Chelonian, Unicorn, ACF, Holding, Highcrest, IHC and Riverdale are set forth on Schedule A attached hereto.

          Carl C. Icahn is the sole stockholder and director of Riverdale and the sole stockholder, a director and President of IHC. Mr. Icahn is also Chairman of the Board, a director and President of Highcrest and Chairman of the Board and a director of Holding and ACF. Further, Mr. Icahn is a director of Unicorn, Chelonian, Tortoise and Testudo.
Mr. Icahn is in a position directly and indirectly to determine the investment and voting decisions made by Registrants other than Mr. Rachesky.

          Neither Testudo, Tortoise, Chelonian, Unicorn, ACF, Holding, Highcrest, IHC, Riverdale, Mr. Icahn, Mr. Rachesky nor any executive officer or director of any of the Registrants, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          On June 8, 1993, the effective date of the Issuer's plan of reorganization under Chapter 11 of Title 11 of the United States
Bankruptcy Code (the "Plan"), Testudo, Tortoise, Chelonian and Unicorn may be deemed to have received directly an aggregate of 3,201,110 Shares pursuant to the Plan. Testudo, Tortoise, Chelonian and Unicorn received such Shares in exchange for their respective holdings of Issuer's pre-petition securities, which securities were purchased with working capital and funds extended by brokerage firms in connection with margin transactions effected for Testudo, Tortoise, Chelonian and Unicorn. Such Shares are currently pledged as security for loans to Testudo, Tortoise and Chelonian.

          On August 10, 1994, Registrants commenced purchasing the additional 325,693 Shares which they may be deemed to beneficially own for the aggregate purchase price of $6,188,116.56. Such Shares were purchased by Riverdale, with funds borrowed and to be borrowed by Riverdale from other corporations owned by Mr. Icahn, and by Mr. Rachesky, with his personal funds.

Item 4.  PURPOSE OF TRANSACTION

          Registrants have purchased Shares of Issuer for investment purposes. Depending upon market conditions, price, availability and other factors, Registrants may at any time and from time to time acquire additional Shares in the open market or in privately negotiated transactions with third parties or otherwise. Registrants also reserve the right at any time and from time to time to dispose of some or all Shares they may be deemed to beneficially own. A registration statement filed under the Securities Act of 1933, as amended covering 3,201,110 Shares owned by Registrants other than Mr. Rachesky became effective on June 21, 1994.

          Mr. Icahn and Mr. Rachesky are directors of Issuer.

Item 5.  INTEREST IN SECURITIES OF ISSUER

          (a) As of the close of business on August 19, 1994, Registrants may be deemed to beneficially own in the aggregate 3,526,803 Shares, representing approximately 22.8% of the Issuer's outstanding Shares (based upon the number of Shares reported to be outstanding in Amendment No. 4 to Issuer's Registration Statement on Form S-1 filed with the U.S. Securities and Exchange Commission on June 15, 1994). Registrants have direct beneficial ownership of the Shares as follows:

          Number of Approximate        Percentage of
Name            Shares             Outstanding Shares
----           --------            ------------------
Testudo        99,665                   0.6%

Tortoise       1,848,11                 12.0%

Chelonian      1,253,327                8.1%

Riverdale      250,693                  1.6%

Mr. Rachesky   75,000                   0.5%


          Mr. Icahn (by virtue of his relationships to the other Registrants, as disclosed in Item 2) may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), the Shares of which each of Testudo, Tortoise, Chelonian and Riverdale may be deemed to be the direct beneficial owner. Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

          Chelonian (by virtue of its position as sole shareholder of Testudo and Tortoise), Unicorn (by virtue of its position as sole shareholder of Chelonian), ACF (by virtue of its position as sole shareholder of Unicorn), Holding (by virtue of its position as sole shareholder of ACF), Highcrest (by virtue of its position as sole stockholder of Holding) and IHC (by virtue of its position as controlling stockholder of Highcrest) may be deemed to beneficially own the Shares of which each of Testudo and Tortoise may be deemed to be the direct beneficial owner. Each of Chelonian, Unicorn, ACF, Holding, Highcrest and IHC disclaims beneficial ownership of such Shares for all other purposes.

          Unicorn (by virtue of its position as sole shareholder of Chelonian), ACF (by virtue of its position as sole shareholder of Unicorn), Holding (by virtue of its position as sole shareholder of ACF), Highcrest (by virtue of its position as sole stockholder of Holding) and IHC (by virtue of its position as controlling stockholder of Highcrest) may be deemed to beneficially own the Shares of which Chelonian may be deemed to be the direct beneficial owner. Each of Unicorn, ACF, Holding, Highcrest and IHC disclaims beneficial ownership of such New Shares for all other purposes.

          To the best of Registrants' knowledge, except as set forth herein, neither the directors nor the executive officers of the Registrants, with the exception of Richard Rubin, beneficially own any Shares. Mr. Rubin, the Assistant Secretary of ACF and Highcrest, may be deemed to directly beneficially own an aggregate of 1,937 Shares, representing approximately 0.01% of Issuer's outstanding Shares (based upon the number of Shares reported to be outstanding in Amendment No. 4 to Issuer's Registration Statement on Form S-1 filed with the U.S. Securities and Exchange Commission on June 15, 1994).

          (b) Each of Testudo, Tortoise, Chelonian and Riverdale has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Shares which it directly beneficially owns. Each of Mr. Rachesky and Mr. Rubin also has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Shares which each directly beneficially owns.

          Each of Chelonian, Unicorn, ACF, Holding, Highcrest, IHC and Mr. Icahn may be deemed to share with Testudo the power to vote or to direct the vote and to dispose or to direct the disposition of Shares which Testudo directly beneficially owns. Each of Chelonian, Unicorn, ACF, Holding, Highcrest, IHC and Mr. Icahn may be deemed to share with Tortoise the power to vote or to direct the vote and to dispose or to direct the disposition of the Shares which Tortoise directly beneficially owns. Each of Unicorn, ACF, Holding, Highcrest, IHC and Mr. Icahn may be deemed to share with Chelonian the power to vote or to direct the vote and to dispose or to direct the disposition of the Shares which Chelonian directly beneficially owns. Mr. Icahn may be deemed to share with Riverdale the power to vote or to direct the vote and to dispose or to direct the disposition of the Shares which Riverdale directly beneficially owns.

          (c) The following table sets forth all transactions with respect to the Issuer's Shares effected during the past sixty days by each of the persons named in
Item 5(a) above. Each transaction set forth below reflects a purchase effected by means of an over-the-counter trade.

               Price Per Riverdale Rachesky  Rubin
Trade Date     Share ($) Shares    Shares    Shares
----------     -----     ------    ------    ------
8/10/94        18.75     9,000     34,000        0

8/12/94        18.00          0         0    1,431

8/15/94        18.75     25,000         0        0

8/16/94        19.0625   141,193   41,000        0

8/18/94        18.8750   35,500    0           506

8/19/94        19.25     40,000    0             0



          (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any Shares which Registrants may be deemed to beneficially own.

          (e)  Not applicable.

          CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
          OR RELATIONSHIPS WITH RESPECT TO
Item 6.   SECURITIES OF THE ISSUER

          Registrants are party to a Joint Filing Agreement, attached hereto as Exhibit 1, with respect to the filing of this statement and any amendments thereto.


Item 7. MATERIALS TO BE FILED AS EXHIBITS

          The following document is filed as an Exhibit to this Schedule
13D:

                                   Exhibit 1      Joint Filing Agreement

                                SCHEDULE A

          NAME, BUSINESS ADDRESS AND PRINCIPAL
          OCCUPATION OF EACH EXECUTIVE OFFICER AND
          DIRECTOR OF REGISTRANTS

          The following sets forth the name and principal occupation of each executive officer and director of the Registrants. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is 100 South Bedford Road, Mt. Kisco, New York 10549. To the best of Registrants' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Registrants owns any Shares of Issuer.


ACF INDUSTRIES HOLDING CORP.

Name                               Position
----                               --------
Carl C. Icahn                      Chairman of the Board
                                   and Director

Richard T. Buonato                 Director, Vice President
                                   and Secretary

Robert J. Mitchell                 President and Treasurer




ACF INDUSTRIES, INCORPORATED

Name                      Position
----                      --------

Carl C. Icahn             Chairman of the Board
                          and Director

Alfred D. Kingsley        Vice Chairman of the
                          Board and Director

James J. Unger<F1>        President and Director

Name                      Position
----                      --------

Roger D. Wynkoop<F1>      Executive Vice President

James C. Bates<F1>        Vice President and Chief
                          Financial Officer

Carl D. Eckhoff           Vice President-Taxes

John L. Bowers<F1>        Vice President and General Manager-
                          Manufacturing Operations

William L. Finn<F1>       Vice President-Operations and
                          General Manager-New Business Group

David R. Sutliff<F1>      Vice President-Engineering

George E. Sullivan<F1>    Vice President-Sales and
                          Leasing

Robert J. Mitchell        Treasurer and Secretary


[FN]
<F1>  Business address is 3301 Rider Trail South, Earth City, Missouri
63045.



CHELONIAN CORP.

Name                 Position
----                 --------

Carl C. Icahn        Director

Edward E. Mattner    President and Treasurer

Gail Golden          Vice President and Secretary

HIGHCREST INVESTORS CORP.

Name                 Position
----                 --------

Carl C. Icahn        Chairman of the Board, Director
      and President

Richard T. Buonato   Director, Senior Vice President
      and Treasurer

Edward E. Mattner    Director

Mark H. Rachesky     Managing Director

Gail Golden          Vice President and Secretary





ICAHN HOLDING CORPORATION

Name                      Position
----                      --------

Carl C. Icahn             Director and President

Joseph D. Freilich<F2>    Director, Secretary and
                          Treasurer

Mark H. Rachesky          Managing Director

Richard T. Buonato<F2>    Vice President and Controller


[FN]
<F2>  Business address is 1 Wall Street Court, Suite 980, New York, New
York 10005





RIVERDALE INVESTORS CORP., INC.

Name                 Position
----                 --------

Carl C. Icahn        Director

Edward E. Mattner    President

Robert J. Mitchell   Vice President and Treasurer

Gail Golden          Vice President and Secretary

Richard T. Buonato   Assistant Secretary



TORTOISE CORP.

Name                 Position
----                 --------

Carl C. Icahn        Director

Edward E. Mattner    President

Gail Golden          Vice President and Secretary

Robert J. Mitchell   Vice President and Assistant
      Secretary






TESTUDO CORP.

Name                 Position
----                 --------

Carl C. Icahn        Director

Edward E. Mattner    President and Treasurer

Gail Golden          Vice President and Secretary



UNICORN ASSOCIATES CORPORATION

Name                 Position
----                 --------

Carl C. Icahn        Director

Edward Mattner       President and Treasurer

Gail Golden          Vice President and Secretary

                                SIGNATURES


 After reasonable inquiry and to the best of the knowledge and belief of such of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13D concerning the common stock, par value $.01 per share, of Astrum International Corp., a Delaware corporation, is true, complete and correct.
Dated: August 20, 1994

                                         ICAHN HOLDING CORPORATION
                                         HIGHCREST INVESTORS CORP.



                                         By:  /s/ Carl C. Icahn
                                         ------------------
                                         Carl C. Icahn
                                         Its: President


                                         ACF INDUSTRIES HOLDING CORP.
                                         ACF INDUSTRIES, INCORPORATED



                                         By:  /s/ Carl C. Icahn
                                         ------------------
                                         Carl C. Icahn
                                         Its: Chairman of the Board



                                         /s/ Carl C. Icahn
                                         ------------------
                                         Carl C. Icahn

                    [Signature page of 13D relating to
                        Astrum International Corp.]

                                         RIVERDALE INVESTORS CORP., INC.
                                         UNICORN ASSOCIATES CORPORATION
                                         CHELONIAN CORP.
                                         TORTOISE CORP.
                                         TESTUDO CORP.




                                         By:  /s/ Gail Golden
                                         ----------------
                                         Gail Golden
                                         Its: Vice President



                                         /s/ Mark H. Rachesky
                                         ---------------------
                                         Mark H. Rachesky





























                    [Signature page of 13D relating to
                        Astrum International Corp.]

                                                                  EXHIBIT 1
                          JOINT FILING AGREEMENT
 In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $.01 per share of Astrum International Corp. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 20th day of August, 1994.




                                         ICAHN HOLDING CORPORATION
                                         HIGHCREST INVESTORS CORP.



                                         By:  /s/ Carl C. Icahn
                                         ------------------
                                         Carl C. Icahn
                                         Its: President


                                         ACF INDUSTRIES HOLDING CORP.
                                         ACF INDUSTRIES, INCORPORATED



                                         By: /s/ Carl C. Icahn
                                         ------------------
                                         Carl C. Icahn
                                         Its: Chairman of the Board




                                         /s/ Carl C. Icahn
                                         ------------------
                                         Carl C. Icahn



                 [Joint Filing Agreement for Schedule 13D
                with respect to Astrum International Corp.]

                                         RIVERDALE INVESTORS CORP., INC.
                                         UNICORN ASSOCIATES CORPORATION
                                         CHELONIAN CORP.
                                         TORTOISE CORP.
                                         TESTUDO CORP.




                                         By:  /s/ Gail Golden
                                         ----------------
                                         Gail Golden
                                         Its:  Vice President


                                         /s/ Mark H. Rachesky
                                         ---------------------
                                         Mark H. Rachesky






















                 [Joint Filing Agreement for Schedule 13D
                with respect to Astrum International Corp.]